SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S/A.

(Publicly-Held Company)

C.N.P.J./M.F. n° 06.164.253/0001-87
N.I.R.E. 35.300.314.441

NOTICE OF
ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders are hereby called to meet in the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 24, 2008, at 9:00 am, at Rua Gomes de Carvalho, n° 1.629, 15 floor, in the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Vila Olímpia, in the Capital of the State of São Paulo. The following matters and actions will be addressed or taken:

I. Ordinary Shareholders’ Meeting:

(a)
examine, discuss and vote upon the Accounts of the administration, including the financial statements, the report of the Independent Auditors and other documents relating to the corporate year ended on December 31, 2007;

(b)	vote on the Annual Budget for the corporate year of 2008;
(c)	vote on the allocation of the net income of the Company and the ratification of the distributions of dividends and interests attributable to shareholders equity made during the corporate year of 2007;
(d)	elect the members of the Board of Directors;
(e)	determine the global annual remuneration of the administrators; and
(f)	consider changing the newspapers in which the Company publishes its legal matters, according to the Law 6.404/76, as amended (“Brazilian Corporate Law”).

II. Extraordinary Shareholders’ Meeting:

Amend article 5 of the Bylaws to reflect the increases of capital prior to the date of the meeting, which increases were previously approved by the Board of Directors according to art. 6, §1 of the Bylaws, and more accurately restate the language of such article. The Bylaws will then be restated in their entirety following such amendment.

General Information: The documents related to the matters herein are available to the shareholders at the Company’s headquarters. The shareholders that intend to be represented by an attorney-in-fact shall send the appropriate power-of-attorney (“POA”), with special powers and certification of the signature, to the address mentioned above, to the attention of the Investor Relations Officer. Please note that any such POA must be received not later 48 (forty eight) hours before the date of the Meeting. The minimum percentage for the adoption of the multiple vote for the election of the members of the Board of Directors is 5% (five percent) of the voting capital (pursuant to Article 3 of the Instruction n.° 165, from December 11, 1991, issued by the Brazilian Securities Commission, as amended by Instruction n.° 282, from June 26, 1998, also issued by the Brazilian Securities Commission).

São Paulo, April 9, 2008

Board of Directors
Constantino de Oliveira - President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 09, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.